                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )


                            FRONT PORCH DIGITAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)
                                    359014107
                                   ----------
                                 (CUSIP Number)

                                October, 22,2003
                                  -----------,
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /___/     Rule  13d-1(b)
     / X /     Rule  13d-1(c)
     /___/     Rule  13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.

--------------------------------------------------------------------------------

1)     Names  of  Reporting  Persons.

       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)

       MARK A. RICE/RICE OPPORTUNITY FUND, LLC
--------------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]
       (See  Instructions)                                           (b)  [  ]

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3)     SEC  Use  Only

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4)     Citizenship  or  Place  of  Organization

       DELAWARE
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     Number  of  Shares     5)     Sole  Voting Power   4,119,949(if convertible
                                           note is converted into common stock)
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power

--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

       4,119,949
--------------------------------------------------------------------------------

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]

        N/A
--------------------------------------------------------------------------------

11)     Percent  of  Class  Represented  by  Amount  in  Item  9

        9.9%
--------------------------------------------------------------------------------

12)     Type  of  Reporting  Person  (See  Instructions)

        OO
--------------------------------------------------------------------------------

ITEM  1.

(A)     NAME  OF  ISSUER

        FRON PORCH DIGITAL, INC.

(B)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE

        3005 47TH STREET, SUITE F3, BOULDER, CO  80301

ITEM  2.

(A)     NAME  OF  PERSONS  FILING

        MARK A. RICE/RICE OPPORTUNITY FUND, LLC

(B)     ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

        666 DUNDEE ROAD, SUITE 1901 NORTHBROOK, IL  60062


(C)     CITIZENSHIP

        DELAWARE

(D)     TITLE  OF  CLASS  OF  SECURITIES

        COMMON STOCK, PAR VALUE $.001 PER SHARE

(E)     CUSIP  NUMBER

        359014107



ITEM  3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___  Bank  as  defined  in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___  Group,  in  accordance  with  section  240.13d-1(b)(1)(ii)(J).


ITEM  4.     OWNERSHIP.

Mark A. Rice is the Managing Member of Minamax, LLC. Minamax, LLC is the Managing Member of Rice Opportunity Fund, LLC. Rice Opportunity Fund, LLC beneficially owns 4,119,949 common stock shares of Front Porch Digital, Inc. which represents 9.9% of aggregate outstanding shares of the issuer. Of the common shares, Rice Opportunity Fund, LLC owns 3,655,429 shares. Additionally, Rice Opportunity Fund LLC owns a convertible note in the principal amount of $150,000. This note contain a blocker provision such that Rice Opportunity Fund, LLC cannot convert this note into shares that would result in Rice Opportunity Fund, LLC owning in excess of 9.9% of the common stock. Upon full conversion, this note convert into 3,571,428 common shares. Mark A. Rice has sole power to vote or direct the vote of the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:

          4,119,949 (UPON PARTIAL CONVERSION OF NOTE)

     (b)  Percent of class:

          9.9%(UPON PARTIAL CONVERSION OF DEBT)

     (c)  Number  of  shares  as  to  which  the  person  has:

     (i)  Sole  power  to  vote  or  to direct the vote:

          4,119,949(UPON PARTIAL CONVERSION OF NOTE)

     (ii) Shared  power  to  vote or to direct the vote:

          N/A

     (iii) Sole power to dispose or to direct the disposition of:

          N/A

     (iv) Shared power to dispose or to direct the disposition of:

          N/A

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          N/A


ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          N/A


ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          N/A

ITEM  10.     CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:


                                   By:  /s/  MARK A. RICE
                                        ----------------------------
                                        Name:  MARK A. RICE, MANAGER
                                        Title: MINAMAX, LLC
                                        THE MANAGING MEMBER